      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1999
                                                    REGISTRATION NO. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                          ---------------------------

                      CENTERTRUST RETAIL PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

             MARYLAND                                        95-4444963
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)

                            3500 SEPULVEDA BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 546-4520
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 EDWARD D. FOX
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                      CENTERTRUST RETAIL PROPERTIES, INC.
                            3500 SEPULVEDA BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 546-4520
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                 JOHN M. NEWELL
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

                          ---------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

                                          Proposed             Proposed
 Title of each class                      maximum               maximum
 of securities          Amount to be   offering price          aggregate          Amount of
  to be registered       registered    per share (2)      offering price (3)   registration fee
---------------------   ------------   --------------     ------------------   ----------------
Common Stock, par
 value $.01 per share    953,701(1)        $11.875          $11,325,199.375        $3,148.41

(1) Including an indeterminate number of shares which may be issued by CenterTrust Retail Properties, Inc. with respect to these shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2) Based upon the average of the high and low prices of the common stock reported on the New York Stock Exchange on June 25, 1999, pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

  This registration statement relates to the possible public offering and sale from time to time of up to 953,701 shares of common stock of CenterTrust Retail Properties, Inc. by the selling stockholders named in this registration statement. The selling stockholders may acquire the 953,701 shares of common stock upon the exchange of up to 953,701 units representing limited partnership interests in CT Operating Partnership, L.P. which were issued in connection with the operating partnership's acquisition of certain assets.

  The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on that date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED JULY 2, 1999

PROSPECTUS

                      CENTERTRUST RETAIL PROPERTIES, INC.

                        953,701 SHARES OF COMMON STOCK

     This prospectus relates to the possible public offering and sale from time to time of up to 953,701 shares of common stock of CenterTrust Retail Properties, Inc., a Maryland corporation, by the selling stockholders identified in this prospectus. The selling stockholders currently own 953,701 units representing limited partnership interests in CT Operating Partnership, L.P. and may elect to exchange those units on a one-for-one basis for shares of our common stock. The units were issued to the selling stockholders in connection with the operating partnership's acquisition of certain assets from the selling stockholders. We are registering the resale of the shares covered by this prospectus to satisfy our obligations under registration rights agreements with the selling stockholders.


     We will acquire units from the unit holders in exchange for any common stock that we issue. The registration of the resale of the common stock by the selling stockholders does not necessarily mean that any selling stockholders will elect to redeem their units. Although we will incur expenses in connection with the registration of the resale of the 953,701 shares of common stock, we will not receive any proceeds upon their resale by the selling stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "CTA." On June 25, 1999, the last reported sales price of our common stock on the New York Stock Exchange was $11.875 per share. Our principal executive offices are located at 3500 Sepulveda Boulevard, Manhattan Beach, California 90266 and our telephone number is (310) 546-4520.



  Before you invest in our common stock, you should consider the risks discussed in "Risk Factors" beginning on page 4.




  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is July 2, 1999.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

  You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of the prospectus even though this prospectus is delivered or shares are sold pursuant to the prospectus at a later date. Since the date of this prospectus, our business, financial condition, results of operations and prospects may have changed.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----


RISK FACTORS..................................................................4

THE COMPANY..................................................................13

FORWARD-LOOKING STATEMENTS...................................................13

USE OF PROCEEDS..............................................................14

DESCRIPTION OF CAPITAL STOCK.................................................14

DESCRIPTION OF MATERIAL PROVISIONS OF THE AGREEMENT OF LIMITED
PARTNERSHIP OF CT OPERATING PARTNERSHIP, L.P.................................17

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS............19

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS....................................24

ERISA CONSIDERATIONS.........................................................36

SELLING STOCKHOLDERS.........................................................38

PLAN OF DISTRIBUTION.........................................................39

LEGAL MATTERS................................................................39

EXPERTS......................................................................39

WHERE YOU CAN FIND MORE INFORMATION..........................................39

INCORPORATION OF DOCUMENTS BY REFERENCE......................................40

  Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "we," "us," "our" or the "Company" mean CenterTrust Retail Properties, Inc., including our consolidated subsidiaries and our predecessors. Our subsidiaries are CT Operating Partnership, L.P., CT Finance, Inc., CT Finance Partnership, L.P., King Mineral, LLC, CenterTrust Retail Properties Finance, III, LLC, CT Retail Properties Finance I, LLC, CT Retail Properties Finance II, LLC, CT Retail Properties Finance III, LLC, CT Retail Properties Finance IV, LLC, CT Retail Properties Finance V, LLC and CT Retail Properties Finance VI, LLC. When we refer to ``units" we mean CT Operating Partnership, L.P.'s current and future units representing partnership interests in CT Operating Partnership L.P.

                                  RISK FACTORS

     Set forth below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus, you should carefully consider the following factors before acquiring shares of common stock offered hereby.

More than half of our properties depend upon the Southern California economy.

     More than half of our properties are located in Southern California. As of December 31, 1998, these properties represented approximately 61% of the aggregate square footage of all our properties. Concentrating approximately half of our properties in a single geographic region may expose us to greater economic risks then if our portfolio of properties were more geographically diversified. Any adverse economic or real estate developments in the Southern California region could adversely impact our financial condition, results from operations, cash flow, the quoted per share trading price of our common stock and our ability to pay distributions to you.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

     Like many owners of real estate, we rely on borrowings to assist us in acquiring, developing and holding properties. We have a $250 million secured line of credit and in addition, several of our properties are encumbered by deeds of trust or mortgages to various lenders. As of December 31, 1998, we had outstanding approximately $138.6 million of 7 1/2% Convertible Subordinated Debentures due 2001, Series A and B, $30.0 million of 7 1/4% Exchangeable Subordinated Debentures due 2003, $200.9 million under our secured line of credit and $296.5 million under various secured mortgages.

     Neither our charter nor our bylaws limits the amount of indebtedness we may incur. Although financial covenants contained in our $250 million secured line of credit and in our stockholders agreement with Prometheus Western Retail, LLC and certain of its affiliates limit the amount of additional indebtedness we may incur, those covenants currently would permit us to incur substantial additional indebtedness. We have utilized the revolving line of credit to finance certain recent acquisitions and may use it to fund the acquisition of additional properties and for other general corporate purposes. A portion of the revolving line of credit is currently secured by certain of our properties and it requires that we comply with a number of financial covenants. We are also obligated by other indebtedness secured by individual properties.

     Our level of debt and the limitations imposed on us by our debt agreements may have important consequences, including the following:

     . our cash flow may be insufficient to meet our required principal and interest payments;

     . we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

     . we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

     . we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases; and

     . our default under one mortgage loan with cross default provisions could result in a default on other indebtedness.

     If any one of these events were to occur, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance that could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code of 1986, as amended.

Our failure to qualify as a real estate investment trust would have serious adverse consequences to stockholders.

     We intend to operate so as to qualify as a real estate investment trust under the Internal Revenue Code. We believe that we have been organized and have operated in a manner which would allow us to qualify as a real estate investment trust under the Internal Revenue Code beginning with our taxable year ended December 31, 1993. However, it is possible that we have been organized or have operated in a manner which would not allow us to qualify as a real estate investment trust, or that our future operations could cause us to fail to qualify. Qualification as a real estate investment trust requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources, we must pay dividends to stockholders aggregating annually at least 95% of our real estate investment trust taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and we must satisfy specified asset tests on a quarterly basis. These provisions and the applicable Treasury Regulations are more complicated in our case because we hold our assets in partnership form. Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a real estate investment trust or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a real estate investment trust.

     If we fail to qualify as a real estate investment trust in any taxable year, we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain statutory provisions, we would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost qualification. If we lose our real estate investment trust status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders. See "Certain Federal Income Tax Considerations - Failure to Qualify." Even if we qualify as a real estate investment trust, we will be required to pay certain federal, state and local taxes on our income and property.

Our operations could be affected if we lost key management personnel.

     Our executive officers have substantial experience in owning, operating, managing, acquiring and developing shopping centers. We believe that our success will depend in large part upon the efforts of these executives. We have entered into employment agreements with certain of our executive officers which provide for their continued employment with us and which contain certain non-compete provisions. However, there can be no guarantee that these executives will remain employed by us, notwithstanding their potential liability for damages to us if they terminate their employment. The loss of key management personnel could have a negative impact on our operations.

Our ability to generate revenues and pay distributions to our stockholders is affected by the risks inherent in owning real property investments.

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If our properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, results of operations and our ability to make distributions to you may be adversely affected. The performance of the economy in each of the areas in which our properties are located affects occupancy, market rental and vacancy rates and expenses, and, consequently, has an impact on the revenues from our properties and their underlying values.

     Revenues from our properties may be further adversely affected by, among other things:

     . the general economic climate;

     . local economic conditions in which the properties are located, such as oversupply of space or a reduction in demand for rental space;

     . the attractiveness of the properties to tenants;

     . competition from other available space;

     . our ability to provide for adequate maintenance and insurance and increased operating expenses (including real estate taxes and utilities) which may not be passed through to tenants; and

     . the expense of periodically renovating, repairing and re-leasing space.

     There is also the risk that as leases on the properties expire, tenants will enter into new leases on terms that are less favorable to us. Revenues and real estate values may also be adversely affected by such factors as applicable laws such as the Americans With Disabilities Act of 1990 and tax laws, interest rate levels and the availability and terms of financing.

     Most of the leases of our retail properties, as is common with many multi-tenant shopping centers, provide for tenants to reimburse us for a portion (frequently based upon the portion of total retail space in the property that is occupied by the tenant) of the common area maintenance, real estate taxes, insurance and other operating expenses of the property. To the extent that a property has vacant leaseable space, not only will we be deprived of the base rent that we would receive if the vacant space were occupied, but we will have to bear the unreimbursed expense applicable to such vacant space. If a property is mortgaged to secure the payment of indebtedness and if we are unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. Likewise, if a property suffers sustained reductions in revenues, we may sustain a writedown of the asset value and a related charge to earnings.

We could incur significant costs related to environmental problems.

     Environmental laws and regulations hold us liable for the costs of removal or remediation of hazardous or toxic substances released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. For instance, third parties may seek recovery from us for personal injuries associated with asbestos-containing materials and other hazardous or toxic substances if found on our properties. Moreover, the presence of these substances on our properties may hinder our ability to rent or sell our properties, or to borrow using our properties as collateral. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As an owner and operator of our properties, we may be considered to have arranged for the disposal or treatment of hazardous or toxic substances.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

     Under the Americans with Disability Act of 1990, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with the present requirements under the Americans with Disabilities Act, we may incur additional costs of complying with the Americans with Disabilities Act in the future. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the act or other legislation.

     If we incur substantial costs to comply with the act and any other legislation, our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected.

Limits on the ownership of our capital stock could cause some stock transfers to be void.

     In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code. In addition, rent from certain related party tenants is not qualifying income for purposes of the gross income tests under the Internal Revenue Code. See "Certain Federal Income Tax Considerations--Taxation of the Company."

     Two sets of constructive ownership rules apply in determining whether these requirements are met. These constructive ownership rules determine whether we are closely held and whether the rent we receive is from a related party tenant. Accordingly, for the purpose of preserving our REIT qualification, our charter prohibits actual or constructive ownership of more than 9.8% (in value or number of shares, whichever is more restrictive) of outstanding common stock by any person. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity.
As a result, the acquisition of less than 9.8% of outstanding common stock, or the acquisition of an interest in an entity which owns common stock, by an individual or entity could cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding common stock, and thus subject that common stock to the ownership limit. See "Description of Capital Stock--Restrictions on Ownership". In addition, for these purposes, common stock that may be acquired upon conversion or exchange of debentures actually or constructively held by an investor, but not common stock issuable with respect to debentures held by others, are deemed to be outstanding prior to their conversion or exchange for purposes of determining the percentage of ownership of common stock held by that investor. Actual or constructive ownership of common stock in excess of the ownership limit would cause the violative transfer or ownership to be void as to the transferee and would cause those shares, and perhaps other common stock, to be converted into excess stock, which have limited economic rights. See "Description of Capital Stock--Effect of Violation of Ownership Restrictions."

Our charter and the Maryland General Corporation Law contain provisions that may prevent a change of control transaction.

     Certain provisions of the Maryland General Corporation Law and our charter and bylaws could have the effect of delaying, deferring or preventing a change in control of us or the removal of existing management and, as a result, could prevent you from being paid a premium for your common stock over then-prevailing market prices.

     Ownership Limit. The ownership limit set forth in our charter may have the effect of precluding acquisition of control of us by a third party without consent of our board of directors even when a change in control is in your interest.

     Staggered Board. Our board of directors is divided into three classes serving staggered terms of three years each. Directors for each class are chosen for a three-year term upon the expiration of the current class' term.
The staggered terms for directors may affect the stockholders' ability to change control of the Company even where a change in control is in your interest.

     Preferred Stock. Our charter authorizes the board of directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights, including the right to vote and the right to convert into common stock, of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even where a change of control is in your interest.

     Control Shares. The Maryland General Corporation Law provides certain restrictions upon the voting rights of "control shares" in a Maryland corporation. Control shares are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the holder thereof, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of power:

     . one-fifth or more but less than one-third,

     . one-third or more but less than a majority, or

     . a majority of all voting power.

     The Maryland General Corporation Law provides that control shares have no voting rights except to the extent approved by an affirmative vote of two-thirds of the outstanding shares entitled to vote on the matter, excluding shares held by the acquiror or by officers and directors who are also employees. A control share acquisition means the acquisition of control shares, subject to certain exceptions. Pursuant to the statute, our bylaws exempt control share acquisitions involving our executives and certain of their associates and affiliates and, consequently, the prohibition on voting control shares will not apply to those persons.

     Business Combinations. Under the Maryland General Corporation Law, certain business combinations between a Maryland corporation and any person or affiliate thereof who is the beneficial owner of 10% or more of the voting power of the corporation's shares are prohibited for five years after the most recent date on which the 10% owner became a 10% owner. Thereafter, any such business combination must be approved by the affirmative vote of at least:

     . 80% of the votes entitled to be cast by holders of our outstanding voting shares; and

     . two-thirds of the votes entitled to be cast by holders of outstanding voting shares held by persons other than the 10% owner with whom the business combination is to be effected, subject to certain exceptions.

     Pursuant to the statute, we have exempted any business combinations involving our executive officers and certain of their associates and affiliates, and, consequently, the five-year prohibition and the super-majority vote requirement will not apply to business combinations between us and those persons.

We may change our investment and financing policies without stockholder approval.

     Our board of directors determines both ours and the operating partnership's investment and financing policies and policies with respect to certain other activities, including growth, capitalization, distributions and operating policies. Although the board of directors has no present intention to amend or revise these policies, the board of directors may do so at any time without a vote of our stockholders.

Tax consequences may impact our ability to sell or refinance properties.

     We are not required to distribute our net capital gains to stockholders in order to retain our qualification as a REIT. However, we would be required to pay federal income tax and, in certain cases, federal excise tax on our undistributed net capital gains. Accordingly, as the managing general partner of the operating partnership, we will be required to take reasonable efforts, as determined by us in our sole discretion, to cause the operating partnership to distribute sufficient amounts to enable the payment of sufficient distributions by us to avoid any federal income or excise tax at the Company level as a consequence of such sale. This requirement may impact our ability to dispose of properties in our portfolio.

     In addition, our share of any gain realized by the operating partnership on the sale of any property held by the operating partnership as inventory or other property held primarily for sale to customers in the ordinary course of the operating partnership's trade or business will be treated as income from a prohibited transaction. We would be required to pay a 100% penalty tax on income from a prohibited transaction. See "Certain Federal Income Tax Considerations--Taxation of the Company--Income Tests."

Our ability to make decisions concerning the operation or disposition of our partially-owned properties may be restricted.

     We are only partial owners of two of our properties held through the operating partnership. The operating partnership owns a 75% managing general partnership interest in the partnership that owns Kenneth Hahn Plaza and an 85% managing general partnership interest in Haagen-Central Partnership, the general partnership which is the managing general partner of, and holds a 40% interest in, the partnership that owns Vermont-Slauson Shopping Center. Therefore, the operating partnership holds the equivalent of a 34% interest in Vermont-Slauson Shopping Center.

     The operating partnership is the managing general partner of each of these partnerships, with control over their day-to-day operations. We may have certain fiduciary responsibilities to our outside partners which we will need to consider when making decisions relating to these partially-owned properties.
The consent of our outside partners may be required for any sale, transfer or encumbrance of the partially-owned properties. In addition, the sale, transfer, assignment or pledge of partnership interests in the partnerships which own the partially-owned properties require the prior written consent of the other partners or are subject to certain rights of first refusal. These limitations may result in decisions by third parties with respect to these properties that do not fully reflect our interests.

We may issue additional shares of capital stock without stockholder approval which may dilute your investment.

     We may issue shares of our common stock, preferred stock or other equity or debt securities without stockholder approval. The future issuance of capital stock may dilute an existing stockholder's investment.

Sales of a substantial number of shares of common stock, or the perception that such sales could occur, could result in decreasing the market prices for our common stock.

     We cannot predict whether future issuances of shares of our common stock or the availability of shares for future sale will result in decreasing the market price of the common stock. As of June 1, 1999, 26,107,546 shares of our common stock were issued and outstanding and we had reserved for future issuance the following shares of common stock:

     . 1,145,255 shares issuable upon the exchange of common units issued in connection with our formation and in connection with the acquisition of properties, but excluding the common stock offered pursuant to this prospectus;

     . 1,652,716 shares issuable upon exercise of options we have granted under our 1993 Stock Incentive Plan as amended;

     . 347,284 additional shares issuable under our 1993 Stock Incentive Plan as amended; and

     . 9,366,389 shares issuable upon the conversion or exchange of all our outstanding debentures.

We may be unable to successfully operate developed properties.

     We may selectively pursue development projects, including the expansion of certain properties. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. We may incur certain risks in connection with development activities, including:

     . the expenditure of funds on and devotion of management's time to projects which may not come to fruition;

     . the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; and

     . the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

Decreases in cash available from our properties and other factors could limit our ability to make distributions to stockholders.

     Distributions to you will be based principally on cash available for distribution from the properties in our portfolio. Increases in base rent and percentage rent under the leases of our properties or the payment of rent in connection with future acquisitions will increase our cash available for distribution. However, in the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments. In addition, the amount available to make distributions may decrease if properties acquired in the future yield lower than expected cash available for distribution. If we incur additional indebtedness in the future, we will require additional funds to service such indebtedness. As a result, amounts available to make distributions may decrease. Distributions will also be dependent upon a number of other factors, including:

   . our financial condition;

   . any decision to reinvest, rather than to distribute, funds;

   . capital expenditures;

   . the annual distribution requirements under the REIT provisions of the Internal Revenue Code described below; and

   . such other factors as we deem relevant.

     The possibility exists that our future operating results may differ from the assumptions used by our board of directors in determining the current distribution rate. In that event, the trading price of our common stock may be adversely affected.

     To obtain the favorable tax treatment associated with REITs, we generally will be required to distribute to our stockholders at least 95% of our net taxable income each year. In addition, we will be required to pay a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and undistributed income from prior years.

     We intend to make distributions to our stockholders to comply with the 95% distribution requirements of the Internal Revenue Code and to avoid the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if the then prevailing market conditions are not favorable for these borrowings.

An increase in market interest rates or a negative perception of retail shopping center REITs could cause a decrease in the market price of our common stock.

     A variety of factors may influence the price of our common stock in public trading markets. We believe that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus, an increase in market interest rates generally could adversely affect the market price of our common stock. Similarly, to the extent that the investing public has a negative perception of companies in the retail business or REITs that own and operate retail shopping centers and other properties catering to retail tenants, the value of our common stock may be negatively impacted in comparison to shares of other REITs owning other types of properties and catering to different types of tenants.

Bankruptcy of our tenants or downturns in our tenants' businesses may reduce our cash flow.

     At any time, a tenant of our properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of that tenant's lease. Although we have not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future, or if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, our results of operations and ability to make distributions to our stockholders may be adversely affected.

We may be unable to successfully operate our newly acquired properties.

     During 1998, we acquired 19 properties consisting of approximately 2.9 million square feet of Company owned gross leaseable area. These properties may have characteristics or deficiencies currently unknown to us that affect their valuation or revenue potential, and it is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. No assurance can be given that we will be able to succeed with such integration or to effectively manage additional properties or that newly acquired properties will perform as expected.

Real estate assets are illiquid and we may not be able to sell our properties when we desire.

     Equity real estate investments are generally illiquid which limits our ability to sell our properties quickly in response to changes in economic or other conditions or meet certain of our strategic objectives of disposing of certain non-strategic assets. In addition, the Internal Revenue Code places certain limits or prohibitive taxes on REITs which may limit our ability to sell certain properties. These restrictions on our ability to sell our properties could have an adverse effect on our financial position and our ability to make distributions to you.

We face significant competition which may decrease the occupancy and rental rates of our properties.

     Numerous retail properties compete with our properties in attracting tenants to lease space. Some of these competing properties are newer and better located or designed and may offer lower expenses or be better capitalized than our properties. The number of competitive commercial properties in a particular area could have a material adverse effect on our ability to lease space in our properties and on the rents charged. In addition, retailers at our properties face increasing competition from outlet malls, discount shopping clubs, mail order and e-commerce.

     Additionally, we may be competing for investment opportunities with entities which have substantially greater financial resources than us. These entities may generally be able to accept more risk than we can prudently manage.

Our operations could be negatively impacted if our year 2000 problems are significant.

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process information containing a 2 digit year is commonly referred to as the year 2000 compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send tenant invoices, provide building services or engage in similar normal business activities. In addition, there is a possibility that we may be unable to provide an adequate operating environment for some of our tenants due to the failure of building mechanical or security systems. We could be subject to litigation for failure to provide an adequate operating environment for our tenants as a result of year 2000 related system disruptions. More immediately, the tenants could cease paying rent which could impact our liquidity. There is also a possibility that if any of our major tenants do not become year 2000 compliant on schedule, their operations and financial condition could be adversely affected, which may impact the tenant's ability to meet its rent obligations.

     We have identified three areas of concern regarding year 2000 compliance:

     . internal information technology systems including our network hardware and software;

     . computer and other operational systems at our properties; and

     . systems of significant third party vendors and tenants.

     Internal Information Technology Systems. We have evaluated our internal information technology systems and have concluded that our most significant systems are currently year 2000 compliant. We will continue to evaluate the readiness of our other less significant systems in order to identify and correct potential year 2000 issues. Despite our efforts to identify and resolve year 2000 compliance problems, we cannot assure you that all our systems will be year 2000 compliant.

     Computer and other Operational Systems at our Properties. We are also in the process of evaluating computer and other operational systems at our properties that may have embedded microprocessors with potential year 2000 issues. The potential year 2000 issues at our properties principally relate to automated utility systems such as heating, ventilation and air conditioning systems and security and safety devices such as lighting systems and alarms. We are in the process of identifying the areas and systems that use embedded microprocessors to determine whether any modifications are necessary. We expect to make any necessary modifications by the end of the third quarter of 1999.

     Systems of Significant Third Parties. We place a high degree of reliance on computer systems of third parties such as vendors and tenants. We have completed a survey of all third parties with whom we do significant business to determine their year 2000 compliance readiness and the extent to which we are vulnerable to any third party year 2000 issues. We have received statements of compliance from our primary third party vendors and tenants which state that their systems will be in compliance prior to December 31, 1999. However, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material adverse effect on us. We believe we have viable alternatives for each of our significant vendors.

     Our total cost for these year 2000 compliance activities has not been and is not anticipated to be material to our financial position or results of operations in any given year. These costs and the date on which we plan to complete the year 2000 modifications and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans as information not currently known to us becomes available.

     We are in the process of developing contingency plans for our internal information technology systems, our properties and our significant third party vendors in the event that we experience year 2000 issues. It is anticipated that those plans will be complete in sufficient time prior to December 31, 1999.

                                  THE COMPANY

     We are a real estate investment trust which owns, manages, leases, acquires, develops and redevelops retail shopping centers in California and other western states. As of December 31, 1998, we owned a portfolio comprised of interests in 63 retail shopping centers, containing approximately 12.4 million square feet of gross leaseable area. Approximately 10.2 million square feet of the gross leaseable area is owned by us with the balance owned by certain anchor retailers.

     We own most of our properties and conduct substantially all of our operations through CT Operating Partnership L.P. As of December 31, 1998, we owned an approximate 83.6% general partner interest in the operating partnership. The remaining 16.4% limited partnership interest in the operating partnership is owned in the form of units by present and former officers and directors, their affiliates and other outside investors. We are the sole general partner of the operating partnership and have control over its management.

     We may from time to time issue exchange shares of our common stock upon the acquisition of units in the operating partnership tendered for exchange by the limited partners in the operating partnership. We will acquire the exchanging partner's units in exchange for each exchange share that we issue in connection with these acquisitions. Consequently, with each exchange of units for exchange shares, our interest in the operating partnership will increase (all other factors remaining unchanged).

     We were incorporated in Maryland in September 1993. Our common stock is listed on the New York Stock Exchange under the symbol "CTA." Our principal executive offices are located at 3500 Sepulveda Boulevard, Manhattan Beach, California 90266 and our telephone number is (310) 546-4520.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements. Also, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements.
In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and other pro forma information incorporated by reference and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described, or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "would," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

   . defaults on or non-renewal of leases by tenants;

   . increased interest rates and operating costs;

   . our failure to obtain necessary outside financing;

   . difficulties in identifying properties to acquire and completing acquisitions;

   . our failure to successfully operate acquired properties and operations;

   . our failure to successfully develop property;

   . our failure to maintain our status as a REIT;

   . environmental uncertainties and risks related to natural disasters;

   . financial market fluctuations; and

   . changes in real estate and zoning laws and increases in real property tax rates.

     Our success also depends upon economic trends generally, as well as income tax laws, governmental regulation, legislation, population changes and other matters discussed above in the section entitled "Risk Factors." We caution you, however, that any list of risk factors may not be exhaustive.

                                USE OF PROCEEDS

     We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to certain unit holders. We will not receive any of the proceeds from the sale of shares of common stock offered hereby by the selling stockholders. However, we will pay registration expenses which we estimate to be approximately $45,000.

                          DESCRIPTION OF CAPITAL STOCK

     We have summarized the material terms and provisions of our capital stock in this section. For more detail you should refer to our charter, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

General

     Under our charter, the total number of shares of all classes of stock that we have authority to issue is 160,000,000, consisting of 100,000,000 shares of common stock, par value $.01 per share, 50,000,000 shares of excess stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of May 26, 1999, we had issued and outstanding 26,107,546 shares of common stock, no shares of excess stock and no shares of preferred stock.
The 26,107,546 outstanding shares of common stock excludes: 2,098,956 shares of common stock which may be issued in exchange for presently outstanding units in the operating partnership, including the 953,701 offered pursuant to this prospectus; and 9,366,389 shares of common stock issuable upon conversion or exchange of our outstanding debentures.

     The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of common stock exclusively possess all voting power. Our charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to distributions as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to those holders. All outstanding shares of common stock are, and all shares of common stock issued in this offering will be, fully paid and nonassessable and the holders do not have preemptive rights.

     The board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each series and the qualifications, limitations or restrictions thereof. We have no present intention to issue shares of preferred stock.

Corporate Governance

     Certain significant actions of the Company, including the following, require the approval of a minimum of one more than a majority of all directors:

   . any transaction involving a change of control, as defined below, of the Company or the operating partnership, which will generally be deemed to have occurred upon the transfer of 20% or more of the combined voting power of the Company or the operating partnership;

   . amendments to our charter or bylaws, except for amendments necessary to maintain our status as a REIT; and

   . any issuance by us of securities or rights with certain special voting or other rights.

     In addition, certain actions relating to the operating partnership and our interest therein require approval of the operating partnership's limited partners. See "Description of Material Provisions of the Agreement of Limited Partnership of CT Operating Partnership, L.P."

Restrictions on Ownership

     For us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding common stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code, during the last half of a taxable year. In addition, our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a short taxable year. Also, rent from related party tenants is not qualifying income for purposes of the gross income tests under the Internal Revenue Code. See "Certain Federal Income Tax Considerations--Requirements for Qualification as a REIT--Income Tests."
Because the board of directors believes it is essential for us to continue to qualify as a REIT, the board of directors has adopted a provision in the charter restricting the ownership and transfer of common stock.

     The ownership restrictions in our charter provide that, subject to certain exceptions specified in the charter, no stockholder may own, or be deemed to own by virtue of the constructive ownership provisions of the Internal Revenue Code, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding common stock. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the common stock, or the acquisition of an interest in an entity which owns common stock, by an individual or entity could cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the common stock, and thus subject that common stock to the ownership restrictions. In addition, for these purposes, common stock that may be acquired upon conversion or exchange of our debentures actually or constructively held by an investor, but not common stock issuable with respect to our debentures held by others, are deemed to be outstanding prior to conversion or exchange, for purposes of determining the percentage of ownership of common stock held by that investor.

     The board of directors may waive the ownership restrictions with respect to a particular stockholder if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. The board has waived the ownership restrictions with respect to Prometheus Western Retail, LLC based in part on representations made by Prometheus to its knowledge relating to the widely held nature of the ownership interests in Prometheus and its lack of ownership of any of our tenants.

Effect of Violation of Ownership Restrictions

     If shares of common stock in excess of the ownership restrictions, or shares which would cause us to be beneficially owned by less than 100 persons, are issued or transferred to any person, our charter provides that such issuance or transfer will be void as to the intended transferee and the intended transferee will acquire no rights to or economic interests in the stock. In addition, shares actually or constructively owned by a person in excess of the ownership restrictions will be automatically converted into shares of excess stock that will be transferred by operation of law to us as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares are ultimately transferred, without violating the ownership restrictions. While held in trust, the excess stock will:

     . not be entitled to vote,

     . not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and

     . not be entitled to participate in any distributions made by us.

     The intended transferee or owner may, at any time shares of excess stock are held by us in trust, transfer those shares of excess stock at a price not to exceed the price paid by the intended transferee or owner to any person whose ownership of that excess stock would be permitted under the ownership restrictions, at which time those shares of excess stock would automatically be exchanged for common stock. In addition, we would have the right, for a period of 90 days during the time the excess stock is held by us in trust, to purchase all or any portion of the excess stock from the intended transferee or owner at a price equal to the lesser of the price paid for the stock by the intended transferee or owner and the closing market price for the common stock on the date we exercise our option to purchase the stock. This period commences on the date of the violative transfer or ownership if the intended transferee or owner gives notice of the transfer to us, or the date the board of directors determines that a violative transfer or ownership has occurred if no notice is provided.

     The ownership restrictions will not be automatically removed from the charter even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the board of directors and our stockholders determine that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the ownership restrictions would require an amendment to the charter. Amendments to the charter require the affirmative vote of holders owning 66 2/3% of the outstanding common stock. In addition to preserving our status as a REIT, the ownership restrictions may have the effect of precluding an acquisition of control of the Company without the approval of the board of directors.

     All certificates representing common stock bear a legend referring to the restrictions described above.

     All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in the income tax regulations. Under current income tax regulations, the percentage will be set between 0.5% and 5.0%, depending on the number of record holders of our shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     These ownership restrictions could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

     The First National Bank of Boston is the transfer agent and registrar with respect to the common stock.

            DESCRIPTION OF MATERIAL PROVISIONS OF THE AGREEMENT OF
             LIMITED PARTNERSHIP OF CT OPERATING PARTNERSHIP, L.P.

  We have summarized the material terms and provisions of the Agreement of Limited Partnership of CT Operating Partnership, L.P., as amended, which we refer to as the "partnership agreement." This summary is not complete. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

Management

     CT Operating Partnership, L.P. is a California limited partnership. We are the sole general partner of the operating partnership and conduct substantially all of our operations through it.

     As the sole general partner of the operating partnership, we generally have exclusive and complete discretion in its day-to-day management and control, including the ability to cause the operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and to cause changes in the operating partnership's line of business and distribution policies. Dispositions of properties are subject to the condition that limitations (other than the ownership restrictions) on the sale of common stock are removed and, to the extent necessary, registration rights are granted to permit the sale of common stock exchanged for operating partnership units in an amount sufficient to raise cash to pay taxes on the property disposition and the operating partnership unit exchange.

     The consent of a majority of the outstanding percentage interest of the limited partners in the operating partnership is required for certain extraordinary actions involving the operating partnership including:

     . the amendment, modification or termination of the partnership agreement;

     . a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the operating partnership;

     . the institution of any proceeding for bankruptcy of the operating partnership;

     . the transfer of any general partner interests in the operating partnership, including through any merger, consolidation or liquidation of the Company; and

     . the admission of any additional or substitute general partner in the operating partnership.

     In addition, unless we own 90% or more of the total percentage interest in the operating partnership, the consent of a majority of the outstanding percentage interest of the limited partners will also be required with respect to:

     . the dissolution of the operating partnership;

     . the sale or other transfer of all or substantially all of the assets of the operating partnership; and

     . any merger or consolidation of the operating partnership involving a final disposition of the limited partners' interest therein.

Transferability of Operating Partnership Units.

     The partnership agreement provides that the limited partners cannot transfer their operating partnership units, except:

     . to the general partner;

     . to other limited partners;

     . to immediate family members;

     . pursuant to an exchange for exchange shares; or

     . pursuant to a pledge to an unaffiliated lending institution as collateral or security for a loan or other extension of credit.

Exchange Rights

     The original limited partners who acquired their units in connection with our formation in December 1993 (other than our former chairman, Alexander Haagen, Sr., certain members of his family, Seymour Kreshek and related entities) have the right to exchange their units for shares of our common stock at any time (subject to the ownership restrictions and certain limitations on resale of shares) at an exchange ratio of one common share for each unit.
Haagen family members, Seymour Kreshek and related entities, have the right to exchange their units for common stock but only once in any three-month period (subject to the ownership restrictions and certain limitations on resale) at the above exchange ratio. All subsequent limited partners may exchange their units for common stock and resell them, subject to certain securities laws restrictions, at any time. The exchange ratio is subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events.

Issuance of Additional Units

     We have the ability, as the sole general partner of the operating partnership, to cause the operating partnership to issue additional units of general and limited partnership interests in the operating partnership.

Funding of Investments

     The partnership agreement provides that if the operating partnership requires additional funds to pursue its investment objectives, we may fund those investments by raising additional equity capital and making a capital contribution to the operating partnership or by borrowing funds and lending the net proceeds thereof to the operating partnership on the same terms and conditions as are applicable to our borrowing of the funds. Our partnership interest in the operating partnership will be increased based upon the amount of the additional capital contributions and the value of the operating partnership at the time of the contributions.

Term

     The operating partnership will continue in full force and effect until December 31, 2092, or until sooner dissolved pursuant to terms of the partnership agreement.


                   MATERIAL PROVISIONS OF MARYLAND LAW AND OF

                             OUR CHARTER AND BYLAWS


     We have summarized the material terms and provisions of the Maryland General Corporation Law and our charter and bylaws. This summary is not complete and is qualified by the provisions of our charter and bylaws, and the Maryland General Corporation Law. For more detail, you should refer to our charter and bylaws, which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus is a part.


The Board of Directors

     Our charter provides that the number of our directors shall be established by our bylaws, but cannot be less than the minimum number required by the Maryland General Corporation Law, which is three. Our bylaws allow our board of directors to fix or change the number to not fewer than seven nor more than thirteen members. The number of directors is currently fixed at eleven. Vacancies in the board of directors shall be filled by the affirmative vote of a majority of our remaining board of directors, even though less than a quorum, except that any vacancy resulting from an increase in the number of directors shall be filled by the affirmative vote of a majority of the entire board of directors.

     Classified Board of Directors.   Our charter divides our board of directors
into three classes. Each class of director serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies.

     The classified board of directors makes removing incumbent directors more time consuming and difficult and discourages a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

     Removal of Directors.   Our charter provides that our stockholders may
remove a director only for "cause" and only by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors. The Maryland General Corporation Law does not define the term "cause." As a result, removal for "cause" is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation.

The Maryland Business Combinations Statute

     Under Maryland law, certain "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are generally prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A business combination includes a merger, consolidation or share exchange. A business combination may also include an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined in the Maryland General Corporation Law as:

     . any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation's shares; or

     . an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

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

     At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

     . 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

     . two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected.

     These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has irrevocably exempted any "business combinations" involving us and Prometheus Western Retail, LLC or any of its existing or future affiliates from the "business combinations" provisions of the Maryland General Corporation Law (3-601 through 3-604).

     As a result of our decision to exempt Prometheus Western Retail, LLC and its affiliates from the business combinations provisions of the Maryland General Corporation Law, Prometheus would be able to effect a "business combination" without complying with the requirements in the business combination provision of the Maryland General Corporation Law. Our decision to exempt certain transactions from these provisions may make it easier for Prometheus and its affiliates who are or become interested stockholders to consummate a business combination involving us. We cannot assure you that any business combination will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

The Maryland Control Share Acquisitions Statute

     The Maryland General Corporation Law provides that "control shares" of a company acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the company. "Control shares" are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     . one-fifth or more but less than one-third;

     . one-third or more but less than a majority; or

     . a majority of all voting power.

  "Control shares" do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, a "control share acquisition" means the acquisition of control shares.

  A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders' meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by its charter or bylaws. Our board of directors passed a resolution providing that the "control share acquisition" statute of the Maryland General Corporation Law (sections 3-701 through 3-709) shall not apply to any acquisitions of shares of our capital stock made at any time by Prometheus Western Retail, LLC or any of its existing or future affiliates.

     Because we decided to opt out of these provisions with respect to Prometheus and its affiliates, Prometheus or any of its affiliates who acquire a substantial block of common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for that entity to effect a business combination with us. However, we cannot assure you that any business combination will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

Amendment of Our Charter and Bylaws

     Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares of our capital stock outstanding and entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the board of directors

Meetings of Stockholders

     Our bylaws provide for annual meetings of our stockholders to elect one class of directors to our board of directors and to transact other business properly brought before the meeting. The president, chief executive officer or the board of directors may call a special meeting of the stockholders. The holders of 25% or more of our outstanding common stock entitled to vote may also make a written request to call a special meeting of stockholders.

     The Maryland General Corporation Law provides that our stockholders also may act by unanimous written consent without a meeting with respect to any action that they are required or permitted to take at a meeting. To do so, each stockholder entitled to vote on the matter must sign the consent setting forth the action. In addition, each stockholder entitled to notice of the meeting but not entitled to vote at the meeting must sign a written waiver of any right to dissent.

Advance Notice of Director Nominations and New Business

     Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

     . pursuant to our notice of the meeting;

     . by or at the direction of our board of directors; or

     . by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

     Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

     The advance notice provisions of our bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which holders of our common stock believe is in their best interests.

Dissolution of the Company

     Under the Maryland General Corporation Law, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submit a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved by our stockholders, by the affirmative vote of the holders of two-thirds of the total number of shares of our capital stock outstanding and entitled to vote on the dissolution.

Indemnification and Limitation of Directors' and Officers' Liability

     Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the Maryland General Corporation Law, as amended from time to time.

     The Maryland General Corporation Law permits us to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless:

     . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

     . the director or officer actually received an improper personal benefit in money, property or services; or

     . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     Under the Maryland General Corporation Law, we may indemnify our directors or officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by us or in our right and the director or officer has been adjudged to be liable to us. In addition, we may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

     The partnership agreement provides that we, as general partner, and our officers and directors are indemnified from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership unless it is established that:

     . the act or omission of the party was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result or active and deliberate dishonesty;

     . the party actually received an improper personal benefit in money, property or services; or

     . in the case of any criminal proceeding, the party had reasonable cause to believe that the act or omission was unlawful.

     Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the federal income tax considerations applicable to holders of our common stock. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending on your particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to stockholders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" and "--Taxation of Non-U.S. Stockholders." Stockholders receiving special treatment include, without limitation:

     .  insurance companies;

     .  financial institutions or broker-dealers;

     .  tax-exempt organizations;

     . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction, or as a position in a straddle for tax purposes;

     .  foreign corporations or partnerships; and

     .  persons who are not citizens or residents of the United States.

     In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock.

     The information in this section is based on:

     .  the Internal Revenue Code;

     . current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

     .  the legislative history of the Internal Revenue Code;

     . current administrative interpretations and practices of the Internal Revenue Service; and

     .  court decisions.

     In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. In addition, we have not requested an opinion of our tax counsel regarding our tax status as a

REIT. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or if challenged, will not be sustained by a court.

     You are urged to consult your tax advisor regarding the specific tax consequences to you of:

     . the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

     .  our election to be taxed as a REIT for federal income tax purposes; and

     .  potential changes in the tax laws.

Taxation of the Company

     General.   We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "-- Failure to Qualify."

     The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following describes certain aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the Internal Revenue Code, relevant rules and Treasury Regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and Treasury Regulations.

     If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

     . We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     . We may be required to pay the "alternative minimum tax" on our items of tax preference.

     . If we have: (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

     . We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

     . If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

     . We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

     . If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then under Treasury Regulations not yet promulgated we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make an election under Internal Revenue Service Notice 88-19 and that the availability or nature of this election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal.

     Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

     (1)  that is managed by one or more trustees or directors;

     (2) that issues transferable shares or transferable certificates to evidence beneficial ownership;

     (3) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

     (4) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

     (5)  that is beneficially owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

     (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities, including pension funds, generally are treated as individuals, except that a "look-through" exception applies with respect to pension funds.

     We believe that we have satisfied conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above and the income tests described below. These ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above and the income tests described below. For example, we have granted Prometheus Western Retail, LLC an exception to our stock ownership and transfer restrictions permitting Prometheus to own approximately 60% of our outstanding stock, based upon representations made to Prometheus' knowledge. It is possible that such exception could cause us to violate the share ownership requirements described above or cause our rent to fail to qualify under the income tests described below. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. In addition, President Clinton's 2000 Federal Budget Proposal contains a proposal that, if enacted in its present form, would impose an additional requirement for REIT qualification that no person may own stock of a REIT possessing 50 percent or more of the total combined voting power of all classes of voting stock or 50 percent or more of the total value of all shares of all classes of stock. This legislation would generally be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. If enacted in its proposed form, this legislation would not apply to Prometheus's ownership of our common stock. It is presently uncertain whether any legislation relating to this issue will be enacted or, if enacted, what the terms or effective date will be. See "--Failure to Qualify."

     In addition, we may not maintain our status as a REIT unless our taxable year is a calendar year. We have and will continue to have a calendar taxable year.

     Ownership of a Partnership Interest. Treasury Regulations provide that if we are a partner in a partnership or a member of a limited liability company which is taxed as a partnership, we will be deemed to own our proportionate share of the assets of the partnership or limited liability company. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership or limited liability company. The character of the assets and gross income of the partnership or limited liability company retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of the operating partnership are treated as our assets and items of income for purposes of applying the requirements described in this prospectus. In addition, for these purposes, the operating partnership's assets and items of income include its share of assets and items of income of any partnership or limited liability company in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships." We have direct control of the operating partnership and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

     . first, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) specified types of temporary investments;

     . second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, or (b) dividends, interest and gain from the sale or disposition of stock or securities or
        (c) any combination of the foregoing.

     For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

     . the amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

     . the REIT, or an actual or constructive owner of 10% or more of the REIT, must not actually or constructively own 10% or more of the interests in that tenant;

     . if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

     . the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas.

     We do not intend to receive rents which fail to qualify as "rents from real property."

     However, we may have failed to satisfy and may continue to fail to satisfy some of the conditions described above to the extent that we determine, based on the advice of our tax counsel, that these failures will not jeopardize our status as a REIT.

     We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

     . our failure to meet these tests was due to reasonable cause and not due to willful neglect;

     . we attach a schedule of the sources of our income to our federal income tax return; and

     . any incorrect information on the schedule was not due to fraud with intent to evade tax.

     It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "--Taxation of the

Company--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

     Prohibited Transaction Income.   Any gain that we realize on the sale of
any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain includes our share of any gain realized by the operating partnership or its subsidiary partnerships or limited liability companies. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. The operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties. The operating partnership intends to make occasional sales of the properties as are consistent with the operating partnership's investment objectives. The Internal Revenue Service may contend, however, that that one or more of these sales is subject to the 100% penalty tax.

     Asset Tests.   At the close of each quarter of our taxable year, we also
must satisfy three tests relating to the nature and diversification of our assets.

     . First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds.

     . Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

     . Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in the operating partnership will be treated as an acquisition of a portion of the securities or other property owned by the operating partnership. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take those other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

     Annual Distribution Requirements.   To maintain our qualification as a
REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

     .  95% of our "REIT taxable income"; and

     .  95% of our after tax net income, if any, from foreclosure property;
        minus

     . the excess of the sum of specified items of our noncash income items over 5% of "REIT taxable income."

Our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

     We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on such income at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the operating partnership agreement authorizes us, as general partner, to take whatever steps are necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

     We expect that our "REIT taxable income" will be less than our cash flow because of depreciation and other non-cash charges included in computing our "REIT taxable income." Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy our distribution requirements. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

     We may be able to rectify an inadvertent failure to meet our distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following that year, at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods.
Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the tax.

Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could impose a substantial tax upon our re-election to be taxed as a REIT following any loss of REIT status.

Tax Aspects of the Partnerships

     General.   Substantially all of our investments are held indirectly through partnerships, including the operating partnership, and limited liability companies. In general, partnerships and limited liability companies are "pass-through" entities which are not required to pay federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether the partners or members receive a distribution from the partnership or limited liability company. We will include in our income our proportionate shares of these partnership and limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by such entities.

     Entity Classification.   Our ownership of interests in a partnership or
limited liability company involves special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of the partnership or limited liability company as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If a partnership or a limited liability company were treated as an association, it would be taxable as a corporation and, therefore, its income would be subject to an entity-level tax. In this situation, the character of our assets and items of gross income would change and prevent us from satisfying the REIT asset tests and possibly the REIT income tests. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in a partnership's or limited liability company's tax status might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We believe that the partnerships, including the operating partnership, and limited liability companies in which we own an interest will be classified as partnerships for federal income tax purposes.

     Allocations of the Operating Partnership's Income, Gain, Loss and
Deduction.   A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of
Section 704(b) of the Internal Revenue Code and the Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

     All items of income and loss from the operating partnership will be allocated to the holders of units in proportion to the number of units held by each unit holder. Some limited partners have agreed to guarantee debt of the operating partnership, either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, notwithstanding the above discussion of allocations of income and loss to holders of common stock units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

     If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The operating partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.

     Tax Allocations with Respect to the Properties.   Under Section 704(c) of
the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes. These allocations do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of the operating partnership, additional appreciated property has been contributed to it in exchange for partnership interests. The partnership agreement requires that these allocations be made in a manner consistent with
Section 704(c) of the Internal Revenue Code.

     In general, the partners of the operating partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have an unrealized gain or loss attributable to a difference between the fair market or book value and the adjusted tax basis of the asset at the time of contribution, all income attributable to this book-tax difference, as adjusted, will generally be allocated to the limited partners who contributed the property. We will generally be allocated only our share of income attributable to appreciation or depreciation, if any, occurring after the date of contribution to the operating partnership. These allocations will tend to eliminate the book-tax difference over the life of the operating partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the operating partnership may cause us to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

     Treasury Regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and the operating partnership have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to the operating partnership and for some assets acquired subsequently. We and the operating partnership have not yet decided what method will be used to account for book-tax differences for properties acquired by the operating partnership in the future.

     Any property acquired by the operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of Taxable U.S. Stockholders

     As used below, the term "U.S. stockholder" means a holder of shares of common stock who is for United States federal income tax purposes:

     .  a citizen or resident of the United States;

     . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

     . an estate which is required to pay United States federal income tax regardless of the source of its income; or

     . a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

     Distributions Generally.   Distributions out of our current or accumulated
earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations.

     To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his or her shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his or her shares will be taxable as capital gain, provided that the shares were held as capital assets. This gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions.   Distributions that we properly designate as
capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that these gains do not exceed our actual net capital gain for the taxable year. Depending on the tax characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

     Passive Activity Losses and Investment Interest Limitations.
Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

     . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

     . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

     .  receive a credit or refund for the amount of tax deemed paid by it;

     . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     . in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury Regulations to be prescribed by the Internal Revenue Service.

Dispositions of Common Stock

     If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, then after applying the relevant holding period rules, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

     We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

     The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain from the sale of common stock will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

     For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" shall be treated as unrelated business taxable income as to any trust which:

     .  is described in Section 401(a) of the Internal Revenue Code;

     .  is tax-exempt under Section 501(a) of the Internal Revenue Code; and

     .  holds more than 10%, by value, of the interests in the REIT.

     Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

     A REIT is a "pension held REIT" if:

     . it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

     . either at least one of these qualified trusts holds more than 25%, by value, of the interests in the REIT, or two or more of these qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT.

     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

     . the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore required to pay tax on unrelated business taxable income, to

     .  the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

Taxation of Non-U.S. Stockholders

     The preceding discussion does not address the rules governing U.S. federal income taxation of the ownership and disposition of common stock by persons that are non-U.S. stockholders. When we use the term "non-U.S. stockholder" we mean stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim this treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

We may be required to pay state or local taxes in various state or local jurisdictions, including those in which we transact business. Our stockholders may be required to pay state or local taxes in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

                              ERISA CONSIDERATIONS

ERISA Considerations

     The following is a summary of material considerations arising under the Employee Retirement Income Securities Act of 1974, as amended ("ERISA") and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an "IRA." This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Internal Revenue Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of
Section 4975 of the Internal Revenue Code, and governmental plans and church plans that are exempt from ERISA and Section 4975 of the Internal Revenue Code but that may be subject to state law requirements) in light of their particular circumstances.

     A fiduciary making the decision to invest in shares of common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, section 4975 of the Internal Revenue Code, and, to the extent not pre-empted, state law with respect to the purchase, ownership or sale of shares of common stock by the plan or IRA.

     Plans should also consider the entire discussion under the heading "Certain Federal Income Tax Consequences," as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs

     Each fiduciary of an "ERISA plan," which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

     . an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

     . an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

     . an ERISA plan's investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

     . the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA.

     In determining whether an investment in shares of common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan's portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled "Risk Factors."

     The fiduciary of an IRA or of an employee benefit plan which is not subject to Title I of ERISA because it is a governmental or church plan, if no election has been made under Section 410(d) of the Internal Revenue Code, or because it does not cover common law employees should consider that the IRA or non-ERISA plan may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Internal Revenue Code and permitted under applicable state law.

Status of the Company Under ERISA

     A prohibited transaction may occur if our assets are deemed to be assets of any investing ERISA plan and disqualified persons deal with these assets. In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the "look-through rule." Under those circumstances, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary. ERISA plan assets are not defined in ERISA or the Internal Revenue Code, but the United States Department of Labor has issued regulations, effective March 13, 1987, that outline the circumstances under which an ERISA plan's interest in an entity will be subject to the look-through rule.

     The Department of Labor regulations apply only to the purchase by an ERISA plan of an "equity interest" in an entity, such as stock of a REIT. However, the Department of Labor regulations provide several exceptions to the look-through rule, including an exception for equity interests that are "publicly-offered securities."

     Under the Department of Labor regulations, a "publicly-offered security" is a security that is:

     .  freely transferable;

     .  part of a class of securities that is widely held; and

     . either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act of 1934 or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of these securities to the public occurred.

     Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of this security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

     A class of securities is considered "widely held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

     We expect that the shares of our common stock offered in this prospectus will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal tax laws to maintain our status as a REIT and resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates.

     Second, we expect the common stock to be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

     Third, the shares of common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the common stock is registered under the Exchange Act of 1934. Accordingly, we believe that if an ERISA plan purchases the common stock, our assets should not be deemed to be ERISA plan assets and, therefore, that any person who exercises authority or control with respect to our assets should not be an ERISA plan fiduciary.

                             SELLING STOCKHOLDERS

     "Selling stockholders" are those persons who may receive shares of our common stock upon exchange of their units in the operating partnership. The following table provides the names of the selling stockholders, the number of operating partnership units owned by each selling stockholder prior to the offering and the maximum number of shares of common stock that may be offered by each selling stockholder. However, since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus or that each selling stockholder will own upon completion of the offering to which this prospectus relates.

     The selling stockholders named below may from time to time offer the shares of common stock offered by this prospectus:

                                 Number of Operating                             Maximum
                                  Partnership Units                             Number of                    Common Shares
                                 Owned Prior to the                           Common Shares               Owned Following the
 Name of A Selling Stockholder        Offering                               Offered Hereby                   Offering (a)
------------------------------  -------------------                          --------------               -------------------
Hughes Investments                   19,452                                     19,452                            --
Bartfam, A California Limited
  Partnership                        46,187                                     46,187                            --
Cecile C. Bartman                    36,094                                     36,094                            --
CJJ Limited Partnership              46,187                                     46,187                            --
The Harry J.L. Frank, Jr.
  and Margaret S. Frank
  Family Trust U/A 5/9/91            10,099                                     10,099                            --
Cecile C. Bartman, Trustee
  Under the Will of
  Bernard Citron, Deceased           10,098                                     10,098                            --
HI-NC                                40,394                                     40,394                            --
Hi-Loma, a California General
  Partnership                       148,983                                    148,983                            --
Speer Family Partnership            148,983                                    148,983                            --
Hughes Milliken Associates          110,375                                    110,375                            --
Visalia MKP, Inc.                    48,673                                     48,673                            --
Myrtle Gronske                       30,305                                     30,305                            --
North Mountain Village
  Shopping Center Limited
  Partnership                         1,621                                      1,621                            --
Holmes Development Group, Inc.        2,562                                      2,562                            --
John L. Holmes and his Successors
  in Trust, Trustee of the John L.
  Holmes Separate Property Living
  Trust dated October 6, 1998       253,688                                    253,688                            --

(a) Assumes all operating partnership units held by the selling stockholders are exchanged for shares of our common stock, and all such exchange shares of common stock are resold pursuant to this registration statement. Also assumes that the selling stockholders will not enter any transactions with respect to our common stock or operating partnership units other than the transactions contemplated by this registration statement.

     None of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Other than as set forth in the table above, the selling stockholders do not own any securities of the Company.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time of up to 953,701 shares of our common stock by the selling stockholders if, and to the extent that, the selling stockholders exchange up to an aggregate of 953,701 operating partnership units for shares of our common stock. The units were issued to the selling stockholders in connection with the operating partnership's acquisition of certain assets from the selling stockholders. We are registering the shares covered by this prospectus to satisfy our obligations under registration rights agreements with holders of the units. However, registration of these shares does not necessarily mean that any of these shares will be issued by us or offered or sold by any of the selling stockholders. Although we will incur expenses in connection with the registration of the 953,701 shares of common stock, we will not receive any proceeds from the offering by the selling stockholders.

     The shares may be sold from time to time to purchasers directly by any of the selling shareholders. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933.

     At a time a particular offer of shares is made by the selling stockholders, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold by the selling stockholders only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland will issue an opinion to us regarding certain matters of Maryland law. Latham & Watkins, Los Angeles, California, will issue an opinion to us regarding certain tax matters described under "Certain Federal Income Tax Considerations."

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual report on Form 10-K and our Annual Report on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

     . our Annual Report on Form 10-K for the year ended December 31, 1998 (file number 001-12588);

     . our Annual Report on Form 10-K/A for the year ended December 31, 1998 (file number 001-12588);

     . our Quarterly Report filed on Form 10-Q for the quarter ended March 31, 1999 (file number 001-12588);

     . our 1999 Proxy Statement for our annual meeting of stockholders (file number 001-12588);

     .  our Current Report on Form 8-K dated May 4, 1998 (file number
        001-12588);

     . the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 18, 1993 (file number 001-12588), including any amendment or reports filed for the purpose of updating this description; and

     . all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) pursuant to the Securities Exchange Act of 1934, as amended after the date of this prospectus and prior to the termination of the offering.

  To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits unless they are specifically incorporated by reference in the documents, call or write CenterTrust Retail Properties, Inc., 3500 Sepulveda Boulevard, Manhattan Beach, California 90266, Attention:
Corporate Secretary (310) 456-4520.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table itemizes the expenses incurred by CenterTrust Retail Properties, Inc. (the "Registrant") in connection with the issuance and registration of the shares of the Registrant's common stock, par value $.01 per share ("Common Stock"), offered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Registration Fee                                                 $   3,148
NYSE Listing Fee                                                         -
Printing, Engraving and Edgarizing Expenses                          2,000
Legal Fees and Expenses                                             30,000
Accounting and Fees and Expenses                                     5,000
Blue Sky Fees and Expenses                                           1,000
Miscellaneous                                                        3,852
                                                                 ---------
  Total                                                          $  45,000
                                                                 =========

     We will pay all the costs identified above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 2-418 of the Maryland General Corporation Law permits a corporation to indemnify its directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

     .  was committed in bad faith or;

     .  was the result of active and deliberate dishonesty;

     . the director or officer actually received an improper personal benefit in money, property or services; or

     . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

  Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director's or officer's official capacity, in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

  In addition, Section 2-418 of the Maryland General Corporation Law requires that, unless prohibited by its charter, a corporation indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding.

  Our charter and bylaws provide in effect that we will indemnify our directors and officers to the fullest extent permitted by applicable law.

  As permitted by the Maryland General Corporation Law, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders is not limited if:

     . it is proved that the director or officer actually received an improper personal benefit in money, property or services; or

     . a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

  This provision does not limit our ability or our stockholders' ability to obtain other relief, such as an injunction or rescission.

ITEM 16.  EXHIBITS

 Exhibit
  Number                                 Description
  ------                                 -----------
       4.1*  Indenture, dated as of December 27, 1993, between Alexander Haagen
             Properties, Inc. and The First National Bank of Boston as Trustee
             with respect to the 7 1/2% Convertible Subordinated Debentures due
             2001, Series A.

       4.2*  Specimen 7 1/2% Convertible Subordinated Debenture due 2001, Series
             A.

       4.3*  Fiscal Agency Agreement, dated as of December 27, 1993, between
             Alexander Haagen Properties, Inc. and The First National Bank of
             Boston as Fiscal Agent with respect to the 7 1/2% Convertible
             Subordinated Debentures due 2001, Series B.

       4.4*  Form of 7 1/2% Convertible Subordinated Debentures due 2001, Series
             B.

       4.5*  Specimen Common Stock Certificate.

       4.6*  Form of 7 1/4% Exchangeable Subordinated Debentures due 2003 of
             Alexander Haagen Properties, L.P.

       5.1 Form of Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the Common Stock being registered.

       8.1   Form of Opinion of Latham & Watkins regarding certain tax matters.

      23.1   Consent of Deloitte & Touche LLP.

      23.2 Consent of Ballard Spahr Andrews & Ingersoll, LLP (included within the Exhibit 5.1 opinion).

      24.1   Power of Attorney (included in signature page).

      99.1** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Bartfam, a California
             Limited Partnership.

      99.2** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Cecile C. Bartman,
             Trustee Under the Will of Bernard Citron, Deceased.

      99.3** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and CJJ Limited
             Partnership.

      99.4** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and the Harry J.L. Frank,
             Jr. and Margaret S. Frank Family Trust U/A 5/9/91.

      99.5** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and HI-NC, a California general partnership.

      99.6** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Bartfam, a California
             Limited Partnership.

      99.7** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Cecile C. Bartman.

      99.8** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and CJJ Limited
             Partnership.

      99.9** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and Hughes Investments.

     99.10** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and Hughes Milliken
             Associates.

     99.11** Registration Rights Agreement dated as of March 25, 1998 by and among Alexander Haagen Properties, Inc. and Speer Family
             Partnership.

     99.12** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and HI-LOMA, a California general partnership.

     99.13** Registration Rights Agreement dated as of May 1, 1998 by and among
             Alexander Haagen Properties, Inc. and Myrtle Gronske.

     99.14** Registration Rights Agreement dated as of May 1, 1998 by and among
             Alexander Haagen Properties, Inc. and Visalia MKP, Inc.

     99.15** Registration Rights Agreement dated as of April 30, 1998 by and among Alexander Haagen Properties, Inc., Alexander Haagen
             Properties Operating Partnership, Southern Palms Associates,
             John L. Holmes and Holmes Development Group, Inc.

     99.16** Registration Rights Agreement dated as of August 20, 1998 by and among Alexander Haagen Properties, Inc. and North Mountain Village
             Shopping Center Limited Partnership.

* Incorporated herein by reference to the same-numbered exhibit to the Company's 1993 Form 10-K.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated be reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manhattan Beach, State of California, on the 30th day of June, 1999.

                              CENTERTRUST RETAIL PROPERTIES, INC.

                              /S/ EDWARD D. FOX
                              -----------------------------------
                              Edward D. Fox
                              President and Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward D. Fox, Stuart J. S. Gulland and Steven M. Jaffe, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                                  Title                     Date
             ---------                                  -----                     ----

 /s/ Edward D. Fox                             President, Chief Executive      June 30, 1999
---------------------------------------------  Officer and Chairman of the
   Edward D. Fox.                              Board

 /s/ Stuart J.S. Gulland                       Senior Vice President, Chief    June 30, 1999
---------------------------------------------  Financial Officer and Director
   Stuart J.S. Gulland

 /s/ Edward A. Stokx                           Vice President and Controller   June 30, 1999
---------------------------------------------
   Edward A. Stokx

 /s/ R. Bruce Andrews                          Director                        June 30, 1999
---------------------------------------------
   R. Bruce Andrews

 /s/ Robert Barnum                             Director                        June 30, 1999
---------------------------------------------
   Robert Barnum

 /s/ Christine Garvey                          Director                        June 30, 1999
---------------------------------------------
   Christine Garvey

             Signature                                  Title                     Date
             ---------                                  -----                     ----
 /s/ Warner Heineman                           Director                        June 30, 1999
---------------------------------------------
   Warner Heineman

 /s/ Anthony Meyer                             Director                        June 30, 1999
---------------------------------------------
   Anthony Meyer

 /s/ Fred L. Riedman                           Director                        June 30, 1999
---------------------------------------------
   Fred L. Riedman

 /s/ Arthur Solomon                            Director                        June 30, 1999
---------------------------------------------
   Arthur Solomon

                                 EXHIBIT INDEX


 Exhibit
  Number                                 Description
  ------                                 -----------
       4.1*  Indenture, dated as of December 27, 1993, between Alexander Haagen
             Properties, Inc. and The First National Bank of Boston as Trustee
             with respect to the 7 1/2% Convertible Subordinated Debentures due
             2001, Series A.

       4.2*  Specimen 7 1/2% Convertible Subordinated Debenture due 2001, Series
             A.

       4.3*  Fiscal Agency Agreement, dated as of December 27, 1993, between
             Alexander Haagen Properties, Inc. and The First National Bank of
             Boston as Fiscal Agent with respect to the 7 1/2% Convertible
             Subordinated Debentures due 2001, Series B.

       4.4*  Form of 7 1/2% Convertible Subordinated Debentures due 2001, Series
             B.

       4.5*  Specimen Common Stock Certificate.

       4.6*  Form of 7 1/4% Exchangeable Subordinated Debentures due 2003 of
             Alexander Haagen Properties, L.P.

       5.1 Form of Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the Common Stock being registered.

       8.1   Form of Opinion of Latham & Watkins regarding certain tax matters.

      23.1   Consent of Deloitte & Touche LLP.

      23.2 Consent of Ballard Spahr Andrews & Ingersoll, LLP (included within the Exhibit 5.1 opinion).

      24.1   Power of Attorney (included in signature page).

      99.1** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Bartfam, A California
             Limited Partnership.

      99.2** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Cecile C. Bartman,
             Trustee Under the Will of Bernard Citron, Deceased.

      99.3** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and CJJ Limited
             Partnership.

      99.4** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and the Harry J.L. Frank,
             Jr. and Margaret S. Frank Family Trust U/A 5/9/91.

      99.5** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and HI-NC, a California general partnership.

      99.6** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Bartfam, A California
             Limited Partnership.

      99.7** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and Cecile C. Bartman.

      99.8** Registration Rights Agreement dated as of March 24, 1998 by and among Alexander Haagen Properties, Inc. and CJJ Limited
             Partnership.

      99.9** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and Hughes Investments.

     99.10** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and Hughes Milliken
             Associates.

     99.11** Registration Rights Agreement dated as of March 25, 1998 by and among Alexander Haagen Properties, Inc. and Speer Family
             Partnership.

     99.12** Registration Rights Agreement dated as of March 26, 1998 by and among Alexander Haagen Properties, Inc. and HI-LOMA, a California general partnership.

     99.13** Registration Rights Agreement dated as of May 1, 1998 by and among
             Alexander Haagen Properties, Inc. and Myrtle Gronske.

     99.14** Registration Rights Agreement dated as of May 1, 1998 by and among
             Alexander Haagen Properties, Inc. and Visalia MKP, Inc.

     99.15** Registration Rights Agreement dated as of April 30, 1998 by and among Alexander Haagen Properties, Inc., Alexander Haagen
             Properties Operating Partnership, Southern Palms Associates, John
             L. Holmes and Holmes Development Group, Inc.

     99.16** Registration Rights Agreement dated as of August 20, 1998 by and among Alexander Haagen Properties, Inc. and North Mountain Village
             Shopping Center Limited Partnership.

* Incorporated herein by reference to the same-numbered exhibit to the Company's 1993 Form 10-K.

** To be filed by amendment.